September 4, 2019

Ralph Nicoletti
Senior Vice President and Chief Financial Officer
CPG Newco LLC
1330 W. Fulton Street #350
Chicago, IL 60607

       Re: CPG Newco LLC
           Draft Registration Statement on Form S-1
           Filed August 6, 2019
           CIK No. 1782754

Dear Mr. Nicoletti:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Sponsors, page 12

1. You state that prior to this offering, entities affiliated with Ares and OTTP, together with
       Ares, the Sponsors, indirectly owned substantially all of your limited liability company interests and, after giving effect to this offering and the corporate conversion, your
       Sponsors will hold Class A and Class B common stock. Please disclose how you determined or will determine the number of Class A and Class B common shares to be issued to your Sponsors, including if there will be any impact on their current ownership interests. Please also explain why your Sponsors interests will be exchanged for different classes of common stock.
 Ralph Nicoletti
FirstName LastNameRalph Nicoletti
CPG Newco LLC
Comapany 4, 2019
September NameCPG Newco LLC
September 4, 2019 Page 2
Page 2
FirstName LastName
The Offering
Voting and conversion rights , page 15

2. You disclose here and in the Description of Capital Stock section that each share of your
         Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Please revise to clearly explain whether or not each share of Class B common stock entitles its holder to vote on the election, removal or replacement of directors.

Summary Consolidated Financial Data, page 17

3. In footnote (1) on page 18, you indicate that your pro forma consolidated balance sheet gives effect to i) the corporate conversion and ii) your entry into the tax receivable agreement prior to the consummation of this offering. Please revise your disclosure to clarify how you determined the amount of the adjustment, including any assumptions used to determine the amount. To the extent the tax receivable agreement is expected to materially decrease historical equity, please tell us what consideration you have given to presenting a pro forma balance sheet alongside your most recent historical balance sheet.
Risk Factors, page 19

4. We note that your Sponsors will have certain director nominee rights under the
         Stockholders Agreement. Please consider adding disclosures to your summary and risk factor sections.
Our certificate of incorporation, which will be in effect upon the completion of this offering . . . , page 45

5. You disclose that your forum selection provision identifies the Court of Chancery of the
         State of Delaware as the exclusive forum for certain litigation, including any "derivative action" and that this provision does not apply to actions arising under the Exchange
         Act. Please disclose whether this provision also applies to actions arising under the
         Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Ralph Nicoletti
FirstName LastNameRalph Nicoletti
CPG Newco LLC
Comapany 4, 2019
September NameCPG Newco LLC
September 4, 2019 Page 3
Page 3
FirstName LastName
Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 63

6. You indicate that you use certain non-GAAP financial measures to assist investors in seeing your financial performance from management's view and because you believe they provide an additional tool for investors to use in comparing your core financial performance over multiple periods with other companies in your industry. Since it appears you are using Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA
         and Adjusted EBITDA Margin as performance measures, it is not clear why you believe adjusting these measures for non-cash expenses is meaningful. Please revise your disclosures to more fully address why you believe these measures are useful to investors.
7. In regard to your non-GAAP financial measures Adjusted Gross Profit, Adjusted Net
         Income, Adjusted EBITDA and Adjusted EBITDA Margin, please address the following:
           Identify each component of the non-cash costs in the reconciliations or related notes as we were unable to reconcile the amounts presented to amounts disclosed in your financial statements.
           More fully explain to us why you believe adjusting non-GAAP financial measures for inventory revaluations and business transformation costs, which appear to be normal business costs, is reasonable and appropriate.
           Reconcile the acquisition costs to amounts disclosed in note 3 to your financial statements.
           More fully disclose the nature of the other costs and explain to us why you believe adjusting non-GAAP financial measures for costs that appear to relate to a customer dispute, is reasonable and appropriate.
           Disclose how you determined the tax effect of adjustments in the reconciliation of adjusted net income.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended September 30, 2018, Compared with Year Ended September 30, 2017, page 71

8. You indicate that net sales for the year ended September 30, 2018 increased by
         $50.0 million, or 7.9%, to $682.7 million from $632.6 million for the year ended
         September 30, 2017. You state that $34.9 million of the increase was attributable to acquisitions, while $17.1 million of the increase was attributable to pricing actions, slightly offset by the net effect of product volume and mix. In light of disclosures throughout your filing that appear to highlight your net sales compound annual growth rate, please more fully explain the reasons why product volumes declined during the year and address whether you expect this trend to continue. Also, in regard to the net sales compound annual growth rate you disclose, please more clearly address the impact of acquisitions and organic growth on that rate.
 Ralph Nicoletti
FirstName LastNameRalph Nicoletti
CPG Newco LLC
Comapany 4, 2019
September NameCPG Newco LLC
September 4, 2019 Page 4
Page 4
FirstName LastName
9.       Please revise MD&A to more fully address the following:
           Explain the facts and circumstances related to the inventory adjustments disclosed in
            Note 4.
           Explain the nature of the construction in progress assets and long lived assets in the
            Residential segment that resulted in an impairment charge of $11.4 million and a disposal loss of $4.3 during the year ended September 30, 2017, including the facts and circumstances related to the losses.
           Explain the nature of the current construction in progress and disclose the expected time-frame for completion.
           Explain the impact of and facts and circumstances related to the customer dispute disclosed in Note 9.
Liquidity and Capital Resources
Liquidity Outlook, page 74

10. You indicate that you are a holding company and do not conduct any business operations of your own. You disclose that you are largely dependent upon cash dividends and distributions and other transfers from your subsidiaries to meet your obligations and agreements governing the indebtedness of your subsidiaries also impose restrictions on their ability to pay dividends or make other distributions to you. To the extent applicable, please revise your financial statements to provide the disclosures required by Rule 4-08(e)
         of Regulation S-X.
Consolidated Financial Statements
2. Summary of Significant Accounting Policies - Goodwill, page F-11

11. With regard to goodwill, please expand this disclosure to provide investors with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate fair values. Please specifically clarify whether the estimated fair values of each of your reporting units is substantially in excess of their carrying values. If they are not, please disclose the percentage by which the fair values exceed the carrying values. In addition, please provide a discussion of the uncertainties associated with the specific key assumptions for each reporting unit, including any potential events and/or circumstances that could have a negative effect on the estimated fair value.
12. In regard to the goodwill impairment charge you recorded during the year ended
         September 30, 2017, please revise your disclosures here or in MD&A to address the following:
           Disclose the amount of any goodwill remaining in the Vycom reporting unit.
           Address the significance of the Vycom reporting unit relative to the Commercial reportable segment.
3. Acquisitions, page F-16
 Ralph Nicoletti
CPG Newco LLC
September 4, 2019
Page 5

13. We note that you acquired 100% of the outstanding membership interests of Versatex on
         June 18, 2018 for approximately $271.2 million, net of cash acquired. Please provide us with your significance tests that determined audited financial statements are not required under Rule 3-05 of Regulation S-X.
11. Share Based Compensation, page F-28

14. You disclose that the estimated grant date fair values of both time vested and performance vested Profits Interests granted during 2018 and 2017, was derived using the option pricing method. Please disclose whether the profit interests will be converted into options to acquire Class A common stock. If so, please tell us what consideration you have given to the potential impact of the conversion. Please also address your determination of the fair value of theses interests relative to the fair value of this offering.
15. Commitments and Contingencies
Legal Proceedings, page F-37

15. Your current disclosures appear somewhat confusing and potentially inconsistent. Please be advised if it is reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you are required to either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. Refer to ASC 450-20-50-4 and
         Question 2 to SAB Topic 5:Y.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Ernest Greene (Staff Accountant) at (202) 551-3733 or
Anne
McConnell (Staff Accountant) at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at
(202) 551-3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                                Sincerely,
FirstName LastNameRalph Nicoletti
                                                                Division of
Corporation Finance
Comapany NameCPG Newco LLC
                                                                Office of
Manufacturing and
September 4, 2019 Page 5                                        Construction
FirstName LastName